August 1, 2022
BY EMAIL

Brandon J. Cage
Law Department
Pacific Life Insurance Company
Pacific Life & Annuity Company
700 Newport Center Drive
Newport Beach, California 92660

Re:    Pacific Life Insurance Company (   PLIC   ) - Separate Account A;
Registration Statement
       on Form N-4 (File Nos. 811-08946 and 333-265390) and Pacific Life &
Annuity
       Company (   PLAC    and, with PLIC, each a    Company   ) - Separate
Account A;
       Registration Statement on Form N-4 (File Nos. 811-09203 and 333-265389)

Dear Mr. Cage:

        On June 3, 2022, the Companies filed the above-referenced initial registration statements
on Form N-4 (each, a    Registration Statement   ) under the Securities Act of
1933, as amended
(the    1933 Act   ), and the Investment Company Act of 1940, as amended. The
Companies have
requested, and the staff has given the Registration Statements a selective review. Based on our review, we have the following comments. All capitalized terms not otherwise defined herein have the respective meanings given to them in the Registration Statements. References to
   Items    or    Instructions    herein are to Items and Instructions in Form
N-4 and references to
   Rule,    unless otherwise indicated, are to rules under the 1933 Act.

GENERAL

1. Our comments are made with respect to the PLIC Registration Statement and reference page numbers in that Registration Statement. Unless otherwise specified, please apply these comments, to the extent applicable, to the parallel disclosure in the PLAC
       Registration Statement.

2. Please confirm that all missing information will be filed in pre-effective amendments to the Registration Statements. We may have additional comments on such portions when you complete them in the pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in the pre-
       effective amendments.

3. Where a comment is made with regard to disclosure in one location of the Registration
       Statement, it is applicable to all similar disclosure appearing elsewhere in the
       Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.
 Brandon J. Cage
August 1, 2022
Page 2 of 9

4. Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any policy features or benefits, or whether each Company will be solely responsible for any benefits or features associated with the Contract issued by its Separate Account.

PROSPECTUS

General

5. The Contract offers one living benefit rider and one death benefit rider, which must be purchased with the Contract, and one Variable Investment Option. We note, however, that the Registration Statement uses defined terms and includes disclosure that suggests that multiple benefit riders and Funds are available. The Registration Statement also includes disclosure that is not relevant to the Contract (e.g., disclosure on investment allocations). Please revise the Registration Statement so that the disclosure is tailored to the specific features of the Contract being offered (i.e., a single, mandatory living benefit rider, death benefit rider and Fund). In this regard, please revise disclosure that suggests that investors have a choice with respect to any of these Contract features. We have provided specific comments to Important Information You Should Consider About the
      Contract as examples of the type of changes to be made.

6. The formatting makes the disclosure difficult to follow and to quickly locate information.
      Please make formatting changes to make it easier for investors to navigate the document
      (e.g., spaces between sections and subsections, rather than presenting without breaks, and adding semi-colons between section references in the table under Important Information
      You Should Consider About the Contract).

Cover Page

7.    The disclosure states that the    primary benefit    of the [GMWB] rider
is    guaranteeing
      withdrawals.    Here and in the first paragraph under Overview of the
Contract, please
      disclose the following with respect to the rider:

          a. the rider focuses on providing an income stream through withdrawals during the accumulation phase, beginning at age 59 1/2, if certain conditions are met; and

          b. because the rider must be purchased with the Contract, the Contract is designed for owners who intend to take regular withdrawals each year after the qualifying age and that an investor should not purchase the Contract if he or she does not intend to take regular withdrawals or intends to take withdrawals in excess of the
             GLWB rider   s annual withdrawal limits as doing so may result in
adverse
             consequences such as a permanent reduction in rider benefits or termination of the rider.

8. Please add a statement that Purchase Payment(s) must be invested in the single Fund identified in the Prospectus.
 Brandon J. Cage
August 1, 2022
Page 3 of 9

Special Terms

9.    Please address the following comments:

          a. remove the term Variable Account Value (there is no distinction for purposes of this Contract);

          b. remove the term Investment Option or Variable Investment Option (there is no distinction for purposes of this Contract); and

          c. remove the term Investment or Purchase Payment (identical definitions).

Important Information You Should Consider About the Contract

10. Please supplementally confirm that the key information table cross-references in the electronic versions of the summary and statutory Prospectuses will link directly to the location in the statutory Prospectus where the subject matter is discussed in greater detail, or will provide a means of facilitating access to that information through equivalent methods or technologies. (See Instruction 1(b) to Item 2.)

11. Under Ongoing Fees and Expenses (annual charges), please address the following comments:

          a. tailor the introduction to reflect that the Contract does not permit an investor to choose Investment Options or benefit riders; and

          b. in the third footnote, revise    a living benefit    and    a
death benefit    to    the living
             benefit    and    the death benefit,    respectively.

12.   Under Risks   Risks Associated with Investment Option, please address the following
      comments:

          a. revise the disclosure to make clear that a single Investment Option is offered; and

          b. add a statement to the effect that since only one Investment Option is available, if an investor is not satisfied with the Fund or it does not meet their investment objectives, their only option may be to surrender the Contract (and forego any of its benefits).

13.   Under Restrictions   Investments, please remove    currently    from the
first sentence,
      change    A Fund    in the second sentence to    The Fund,    and change
  Funds    to    the
      Fund    in the third sentence.

14.   Under Restrictions   Investments, please add that if the Fund is
substituted with another
      Fund, the substitute Fund will have a similar investment objective, investment strategy, and fees and expenses.
 Brandon J. Cage
August 1, 2022
Page 4 of 9

15.    Under Rider Benefits, please address the following comments:

           a. remove the second sentence under the Restrictions column; and

           b. if accurate, replace the last sentence under the Restrictions column, and the fourth
              sentence under Withdrawals   Optional Withdrawals   Amount
Available for
              Withdrawal, with the following:

                   Taking a withdrawal before the youngest Designated Life is
59   , during the
                   ten year period when an annual credit may be applied, or a withdrawal that is greater than the annual withdrawal amount under the living benefit rider may result in adverse consequences such as a permanent reduction in rider benefits, the failure to receive lifetime withdrawals under the rider, or termination of the rider. Taking a withdrawal may reduce the benefits provided by the death benefit rider.

16.    Under Tax Implications, please add a cross reference to    Principal
Risks of Investing in
       the Contract    Tax Consequences.

Overview of the Contract

Phases of the Contract

17. Before the fourth sentence of the paragraph, please add a statement to explain that the
       Purchase Payment(s) is invested in the Fund.

Death Benefits

18.    Because an investor must purchase the Return of Purchase Payment Death
Benefit
       (Return of Purchase Payments Death Benefit II for California) rider, the death benefit under the rider is, in effect, the standard death benefit. In light of this, please address the following comments:

           a. delete the first two sentences of the Death Benefits paragraph. In addition, please revise the third sentence to explain that the death benefit under the rider is the greater of Contract Value or the total of all Purchase Payments adjusted for withdrawals;

           b. delete the standard benefits section of Benefits Available Under the Contract; and

           c. under Death Benefits and Death Benefit Riders   Death Benefits
Death Benefit
              Amount, revise the first sentence to explain that the death benefit under the rider is the greater of Contract Value or the total of all Purchase Payments adjusted for withdrawals.
 Brandon J. Cage
August 1, 2022
Page 5 of 9

Principal Risks of Investing in the Contract

19.    Under Withdrawal Risk, please add    or terminate the benefits
associated with the rider
       to the end of the last sentence.

How Your Purchase Payments Are Allocated

20. This section reads as though investors may choose among multiple Investment Options.
       Please revise this section, including the subsection headings, to make clear that there is only one Investment Option under the Contract and investors have no choice on allocation.

Benefits Available Under the Contract

21. In the Brief Description of Restriction/Limitations column for the [GMWB] rider, please
       add    or when the Contract Value is reduced to zero    to the end of
the last bullet point.

Charges, Fees and Deductions

Withdrawal Charge   How the Withdrawal Charge is Determined

22.    The disclosure states that the Company will    calculate your withdrawal
charge by
       assuming your withdrawal is applied to Purchase Payments in the order your Purchase
       Payments were received        Please disclose how Earnings on the
Contract are counted
       for purposes of calculating the withdrawal charge. If Earnings are disregarded for purposes of calculating the Withdrawal Charge, please supplementally explain why this is appropriate.

23.    Please change the reference to    surrender charge period    in the
second sentence after the
       Withdrawal Charge table to    withdrawal charge period.

24.    The example states that    the    age    of the applicable Purchase
Payment withdrawn is 3
       Years.    Two Purchase Payments were made in Contract Year 1. If
accurate, please
       revise the disclosure to make clear that the    age    of both Purchase
Payments is three
       years for purposes of calculating the Withdrawal Charge (i.e., because the withdrawal request was made after the third month Contract Year 3). If the Purchase Payments are treated as one payment for purposes of calculating the Withdrawal Charge (since all expected Purchase Payments must indicated on the Contract application), please disclose this.

25.    Please add an example assuming the partial withdrawal request is for a
 net    amount.

Mortality and Expense Risk Charge

26. Please change the heading for this subsection to Mortality and Expense Risk Charge and
       Death Benefit Rider Charge to cover the discussion of the Return of Purchase Payments
       Death Benefit (or Return of Purchase Payments Death Benefit II) charge under Increase
 Brandon J. Cage
August 1, 2022
Page 6 of 9

      in Risk Charge for a Death Benefit Rider. Please also correct the cross references to
      Death Benefit Rider Charges throughout as the subsection does not exist.

Living Benefit Rider Charges

27.   Please remove the last sentence of this subsection.

Annuitization

Choosing Your Annuity Option

28. In the first paragraph under Annuity Options, the disclosure states that four annuity options are available under the Contract. The paragraph contains a cross reference to the Living Benefit Rider for other annuity options. Since the [GMWB] rider must be purchased, please consolidate all annuity options in this subsection.

Death Benefit and Death Benefit Riders

Return of Purchase Payment Death Benefit and Return of Purchase Payment Death Benefit
II

29. In the definition of Total Adjusted Purchase Payment in each subsection, please add a reference to Emergency Withdrawals in the first sentence.

Right to Cancel (   Free Look   )

30.   The disclosure states that if state law requires that an investor   s
Purchase Payment be
      allocated to other than the Investment Option, it will be held in the [Money Market]
      Variable Investment Option. Please briefly explain what this investment is, and that it is not an Investment Option under the Contract. Please make corresponding changes to the
      disclosure under Additional Information   State Considerations
Withdrawals   Right to
      Cancel (   Free Look   ).

31.   The disclosure states that    [f]or replacement business, the Free Look
period may be
      extended and the amount returned (Purchase Payment versus Contract Value) may be
      different than for non-replacement business.    Please explain in the
disclosure what
      replacement and non-replacement businesses are.

32.   The disclosure states that    [i]f your Contract is issued in exchange
for another annuity
      contract or a life insurance policy, our administrative procedures may vary, depending on
      the state in which your Contract is issued.    Please consider whether
these variations
      should be disclosed under Additional Information   State Variations.
 Brandon J. Cage
August 1, 2022
Page 7 of 9

Living Benefit Rider

Guaranteed Minimum Withdrawal Benefit

33. Please add a statement regarding the Annual Credit feature to the first paragraph, including that the Annual Credit is added on each Contract Anniversary until the earlier of the first withdrawal (excluding an Emergency Withdrawal) or ten contract anniversaries from the Rider Effective Date.

34.    In the second sentence of the second paragraph, please change    which
may not occur    to
         which may never occur.

35.   The disclosure states that    [y]ou can find complete purchasing and
eligibility information
      about the living benefit rider in the Electing the Single Option or Electing the Joint
      Option subsection of the rider.    The Electing the Single Option and
Electing the Joint
      Option subsections do not discuss purchasing information. Please correct the cross reference.

36.   The disclosure states that    [i]f you would like to make an excess
withdrawal and are
      uncertain how an excess withdrawal will reduce your future guaranteed withdrawal amounts, then you may contact us prior to requesting the withdrawal to obtain a personalized, transaction specific calculation showing the effect of the excess
      withdrawal.    Please consider broadening this statement to cover
withdrawals generally.

37.   The Contract is a single premium variable annuity. Under How the Rider
Works
      Subsequent Purchase Payments and Appendix:[GMWB] Sample Calculations, please add disclosure to make clear that additional Purchase Payments are accepted only under very limited circumstances and include a cross-reference to the relevant discussion under
      Buying Your Contract.

38. In the definition of Designated Life (single option), please clarify, if accurate, that the
      Designated Life cannot be changed.

39. In the definition of Emergency Withdrawal, please add that an Emergency Withdrawal may have the effect of reducing future benefits by more than the dollar amount of the withdrawal. Please consider moving the example to the Appendix: [GMWB] Sample
      Calculations, and elaborating there on the specific effects of the Emergency Withdrawal.
      If the example is included in the Appendix, please add a cross reference to the Appendix in the definition of Emergency Withdrawal.

40. Under Continuation of Rider if Surviving Spouse Continues Contract Single Option,
      please disclose the effect on resets if a surviving Spouse continues the Contract.

41.   Please address the following comments under Ownership and Beneficiary
Changes
      Joint Option:

          a. change the subsection heading to cover both single and joint options as certain
 Brandon J. Cage
August 1, 2022
Page 8 of 9

             ownership changes to the single option can also terminate the rider;

          b. include cross references to the termination discussions for both the single and joint [GMWB] riders; and

          c. supplementally confirm that the disclosure in the cross referenced subsections cover the changes contemplated by the first two sentences of this subsection.

Appendix: Funds Available Under the Contract

42. If applicable, include a statement explaining that updated performance information is available and providing a website address and/or toll-free (or collect) telephone number where the updated information may be obtained. (See Instruction 1(e) to Item 17.)

43.   Footnote 2 states that    [t]he [Money Market] is only available for
investment by
      California applicants age 60 or older during the Right to Cancel    Free
Look    period. The
      [Money Market] can also be used in the event an allowable Investment Option is
      liquidated by a Fund.    Please add the second sentence to an appropriate
location(s) in the
      Prospectus.

Appendix: GMWB Sample Calculations and Appendix: Return of Purchase Payments Death Benefit Sample Calculations

44. Both Appendices reference subsequent Purchase Payments made during the first Contract
      Year, but do not mention the limitations on subsequent investments. We note that additional Purchase Payments are accepted only under very limited circumstances.
      Please disclose in each Appendix that multiple Purchase Payments are permitted only if all expected Purchase Payments are indicated on the Contract application and are received within 90 calendar days, and include a cross-reference to the relevant discussion under Buying Your Contract.

STATEMENT OF ADDITIONAL INFORMATION

45. We note that there is no caption in the Table of Contents for Non-Principal Risks of
      Investing in the Contract.    Please supplementally confirm that there
are no non-principal
      risks to be summarized in the Statement of Additional Information. (See
Item 20.)

Item 27. Exhibits

46.   Please re-label the exhibits to conform to the requirements of Item 27.

47.   Please file updated powers of attorney covering this Registration
Statement.

48. Please address the following comments with respect to the Initial Summary Prospectus
      (   ISP   ) filed as an exhibit to the Registration Statement:

          a. apply all comments herein to the ISP, as applicable;
 Brandon J. Cage
August 1, 2022
Page 9 of 9

           b. supplementally confirm that in the electronic version of the ISP:
(a) the website
              address in the legend will comply with the requirements of Rule 498A(b)(2)(v)(B)
              and any other website address will comply with the requirements of Rule
              498A(i)(4); and (b) the Table of Contents, cross references, and all defined terms will comply with the requirements of Rule 498A(h)(2)(ii), (iii) and (iv), respectively; and

           c. supplementally confirm that the following sections of the ISP are identical to the corresponding sections of the statutory Prospectus, as amended:
Important
              Information You Should Consider About the Contract (Item 2); Overview of the
              Contract (Item 3); Benefits Available Under the Contract (Item 10(a)); Buying
              the Contract (Item 11(a)); Making Withdrawals: Accessing the Money in Your
              Contract (Item 12(a)); Additional Information About Fees (Item
4); and
              Appendix: Funds Available Under the Contract (Item 18).

                                            * * * *

        A response to this letter should be in the form of pre-effective amendments filed pursuant to Rule 472 under the 1933 Act. The pre-effective amendments should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

       We remind you that each Company is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

       You may contact me at (202) 551-6907 or chooy@sec.gov if you have any questions.

                                                     Sincerely,
                                                     /s/ Yoon Choo
                                                     Senior Counsel



cc: Andrea Ottomanelli Magovern, Assistant Director
    Michael Pawluk, Senior Special Counsel
    Michael Kosoff, Senior Special Counsel